UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Liston, Thomas J.
   Humana Inc.
   500 W. Main Street
   Louisville, KY  40202
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March 31, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President - Strategy & Corporate Development
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common (1)                 |      |    | |                  |   |           |53,855             |D     |                           |
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Common (1)                 |      |    | |                  |   |           |880                |D     |Custodian for Child        |
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                           |      |    | |                  |   |           |880                |D     |Custodian for Child        |
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                           |      |    | |                  |   |           |720                |D     |Custodian for Child        |
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                           |      |    | |                  |   |           |8,650              |I     |HRSP (3)                   |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option (2)            |15.5938 |     |    | |           |   |9/17/|1/15/|Common (1)  |5,800  |       |5,800       |D  |            |
                      |        |     |    | |           |   |99   |08   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |15.5938 |     |    | |           |   |1/15/|1/15/|Common (1)  |5,800  |       |5,800       |D  |            |
                      |        |     |    | |           |   |00   |08   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |15.5938 |     |    | |           |   |1/15/|1/15/|Common (1)  |5,800  |       |5,800       |D  |            |
                      |        |     |    | |           |   |01   |08   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |15.5938 |     |    | |           |   |9/17/|1/9/0|Common (1)  |24,576 |       |24,576      |D  |            |
                      |        |     |    | |           |   |99   |7    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |15.5938 |     |    | |           |   |1/9/0|1/9/0|Common (1)  |12,104 |       |12,104      |D  |            |
                      |        |     |    | |           |   |0    |7    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |15.5938 |     |    | |           |   |9/17/|8/12/|Common (1)  |26,370 |       |26,370      |D  |            |
                      |        |     |    | |           |   |99   |06   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |15.5938 |     |    | |           |   |9/17/|9/17/|Common (1)  |6,090  |       |6,090       |D  |            |
                      |        |     |    | |           |   |99   |08   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |15.5938 |     |    | |           |   |9/17/|1/12/|Common (1)  |13,760 |       |13,760      |D  |            |
                      |        |     |    | |           |   |99   |05   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |19.25   |     |    | |           |   |1/15/|1/1/5|Common (1)  |6,667  |       |6,667       |D  |            |
                      |        |     |    | |           |   |00   |09   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |19.25   |     |    | |           |   |1/15/|1/15/|Common (1)  |6,667  |       |6,667       |D  |            |
                      |        |     |    | |           |   |01   |09   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |19.25   |     |    | |           |   |1/15/|1/15/|Common (1)  |6,666  |       |6,666       |D  |            |
                      |        |     |    | |           |   |02   |09   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |9.5938  |     |    | |           |   |9/9/0|9/9/0|Common (1)  |3,334  |       |3,334       |D  |            |
                      |        |     |    | |           |   |0    |9    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |9.5938  |     |    | |           |   |9/9/0|9/9/0|Common (1)  |3,333  |       |3,333       |D  |            |
                      |        |     |    | |           |   |1    |9    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |9.5938  |     |    | |           |   |9/9/0|9/9/0|Common (1)  |3,333  |       |3,333       |D  |            |
                      |        |     |    | |           |   |2    |9    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-ISO (2)        |7.0938  |     |    | |           |   |7/13/|7/13/|Common (1)  |14,096 |       |14,096      |D  |            |
                      |        |     |    | |           |   |01   |10   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-ISO (2)        |7.0938  |     |    | |           |   |7/13/|7/13/|Common (1)  |14,096 |       |14,096      |D  |            |
                      |        |     |    | |           |   |02   |10   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-ISO (2)        |7.0938  |     |    | |           |   |7/13/|7/13/|Common (1)  |14,096 |       |14,096      |D  |            |
                      |        |     |    | |           |   |03   |10   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-NQ (2)         |7.0938  |     |    | |           |   |7/13/|7/13/|Common (1)  |2,571  |       |2,571       |D  |            |
                      |        |     |    | |           |   |01   |10   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-NQ (2)         |7.0938  |     |    | |           |   |7/13/|7/13/|Common (1)  |2,571  |       |2,571       |D  |            |
                      |        |     |    | |           |   |02   |10   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-NQ (2)         |7.0938  |     |    | |           |   |7/13/|7/13/|Common (1)  |2,570  |       |2,570       |D  |            |
                      |        |     |    | |           |   |03   |10   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-NQ (2)         |12.995  |3/13/|A   |V|3,334      |A  |3/13/|3/13/|Common (1)  |3,334  |       |3,334       |D  |            |
                      |        |02   |    | |           |   |03   |12   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-ISO (2)        |12.995  |3/13/|A   |V|3,333      |A  |3/13/|3/13/|Common (1)  |3,333  |       |3,333       |D  |            |
                      |        |02   |    | |           |   |04   |12   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-ISO (2)        |12.995  |3/13/|A   |V|3,333      |A  |3/13/|3/13/|Common (1)  |3,333  |       |3,333       |D  |            |
                      |        |02   |    | |           |   |05   |12   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, pursuant to the Company Rights
Agreement, as amended and restated on February 14, 1996, and amended as of May 27, 1998 and March 1,
1999, which entitles holders of the Company's Common Stock, in the event certain specified events occur, to acquire 1/100 of a share of Series A Participating Preferred Stock at a price of $145 per fractional share.
(2)  Right to buy pursuant to Company's 1996 Stock Incentive Plan for
Employees.
(3) Shares held for my benefit as of January 31, 2002 under the Humana Retirement & Savings Plan ("HRSP") and a routine disposition of shares to fund an administrative fee assessment under a Tax-Conditioned Plan, exempt under Rule 16b-3(c). HRSP amount reported on February 28, 2002 Form 4 were incorrectly quoted as 12,472 shares. The correct amount should have been 8,626 shares. Also,2,549.7 Phantom Stock Units were reported inadvertently on the same Form 4. Mr. Liston holds no Phantom Stock
Units.